Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

As Representatives of the Several Underwriters

March 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Uwem Bassey
Jeff Kauten
Brittany Ebbertt
Kathleen Collins
Division of Corporation Finance
Office of Technology

Re: CoreWeave, Inc.

Registration Statement on Form S-1

File No. 333-285512

Acceleration Request

Requested Date: March 27, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of CoreWeave, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on March 27, 2025, or at such later time as the Company or its outside counsel, Fenwick & West LLP, may request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Nadine Yang
Name: Nadine Yang
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Charlie Black
Name: Charlie Black
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]